Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LEAPFROG ENTERPRISES, INC.
(Name of Subject Company)

LEAPFROG ENTERPRISES, INC.
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52186N106
Class A Common Stock

None
Class B Common Stock
(CUSIP Number of Class of Securities)

Roberta L. Lattuga
Senior Vice President and General Counsel
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, California 94608
(510) 420-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
John W. Campbell
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105-2482
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is LeapFrog Enterprises, Inc., a Delaware corporation ("LeapFrog" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we" and "our" to refer to the Company. The address of the Company's principal executive office is 6401 Hollis Street, Suite 100, Emeryville, California 94608. The telephone number of the Company's principal executive office is (510) 420-5000.

Securities.

        The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates are the Company's Class A common stock, $0.0001 par value per share (the "Class A Shares"), and the Company's Class B common stock, $0.0001 par value per share (the "Class B Shares", together with the Class A Shares, the "Shares" and each such share, a "Share"). As of February 4, 2016, there were 66,589,763 Class A Shares issued and outstanding and 4,394,354 Class B Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1.

Tender Offer.

        This Schedule 14D-9 relates to the cash tender offer (the "Offer") by Bonita Merger Sub, L.L.C., a Delaware limited liability company ("Acquisition Sub"), a wholly owned direct subsidiary of VTech Holdings USA, L.L.C. ("VTech USA"), a wholly owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability ("VTech" and, collectively with Acquisition Sub and VTech USA, the "Offerors"), to purchase all of the outstanding Shares at a price per Share equal to $1.00 (the "Per Share Amount"), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2016 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the "Schedule TO"), filed by Acquisition Sub, VTech USA and VTech with the Securities and Exchange Commission (the "SEC") on March 3, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 2016, as amended by the First Amendment to the Agreement and Plan of Merger dated as of February 29, 2016 (as it may be further amended from time to time, the "Merger Agreement"), by and among the Company, VTech and Acquisition Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving as a wholly owned subsidiary of VTech (the "Surviving Corporation"). Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) by the Company as treasury stock and by VTech, Acquisition Sub or any other wholly owned subsidiary of VTech, which Shares shall be cancelled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Section 262 of the DGCL in connection with the Merger) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Per Share Amount, without interest and less any applicable taxes required to be withheld.

        Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer on March 3, 2016. Upon the terms and subject to the conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time on April 1, 2016.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1) and (e)(2), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive office of VTech is located at 23rd Floor, TAI Ping Industrial Centre, Block 1, 57 Ting Kok Rd. Tai Po, New Territories, Hong Kong, and the principal executive offices of VTech USA and Acquisition Sub are at 1156 W. Shure Dr. #200 Arlington Heights, IL 60004.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (i) the Company or its affiliates, on the one hand, and (ii)(a) its executive officers, directors or affiliates or (b) the Offerors or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and VTech or its Affiliates.

Merger Agreement

        On February 5, 2016, the Company, VTech and Acquisition Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference.

        The Merger Agreement governs the contractual rights and obligations among the Company, VTech and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement, as amended to date, is included as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 to provide the Company's stockholders with additional information regarding the terms of the Merger Agreement. In particular, the statements embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to VTech and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, VTech and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, VTech and Acquisition Sub, rather than establishing matters of fact, and those representations and warranties may include standards of materiality and other qualifications and limitations in a way that is different from those generally applicable to public disclosures to stockholders or that is different from what may be viewed as material by stockholders of, or other investors in, the Company. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Offerors and the Company publicly file. The Company's stockholders and other investors are not generally third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, VTech, Acquisition Sub or any of their respective subsidiaries or affiliates.

        The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and the Offer to Purchase, copies of which are filed as Exhibits (e)(1) and (e)(2), and (a)(1)(A), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

        The Company and VTech entered into a Non-Disclosure Agereement, dated December 16, 2015 (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, subject to certain customary exceptions, VTech agreed to keep confidential all non-public information furnished by the Company or its representatives for a period of one year from the date of receipt (or such longer period in respect of certain confidential information due to a third party confidentiality obligation of the Company, or in perpetuity in respect of confidential information consisting of personally identifiable consumer or employee information, source code or privileged materials) and to use such information solely for the purpose of evaluating or negotiating a potential negotiated transaction between VTech and the Company. The Confidentiality Agreement also includes a non-solicitation agreement pursuant to which VTech agreed that, for a period of one year, neither VTech or its related representatives will, subject to certain customary exceptions, solicit to employ or entice away or offer to enter into any agreement with any person who (i) was, as of the date of the Confidentiality Agreement or within the prior six months, an officer of the Company or any of its affiliates or subsidiaries, or (ii) was, as of the date of the Confidentiality Agreement or within the prior six months, employed in any capacity by the Company or any of its affiliates or subsidiaries and with whom VTech or any affiliates or representatives of VTech came in contact or first identified during the process of considering the potential transaction.

        The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements between VTech and the Company's Officers and Directors

Support Agreements

        The directors and certain executive officers of the Company ("Supporting Shareholders") have entered into tender and support agreements with VTech and Acquisition Sub each dated February 5, 2016 (collectively, the "Support Agreements"). The Support Agreements obligate each of the Supporting Shareholders to support the Offer and the Merger in various ways, including by tendering all of their respective Shares into the Offer, to the extent necessary voting such Shares in favor of approving the Merger Agreement and the Merger, and voting such Shares against any alternative acquisition proposal or other corporate actions that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the Support Agreements, the Supporting Stockholders collectively agreed to tender 3,036,182 Shares, or approximately 4.6% of the Class A Shares outstanding on February 4, 2016. Each of the Supporting Stockholders has granted an irrevocable proxy to VTech to vote or act by written consent or otherwise utilize such voting power in the manner described above as VTech or its proxy deems, in VTech's sole discretion, proper with respect to such Shares. The Support Agreements also restrict the transfer of the Shares held by each of the Supporting Shareholders and impose certain additional obligations on the Supporting Shareholders, including prohibiting them from soliciting acquisition proposals from third parties. The Support Agreements terminate automatically upon the effective time of the Merger or earlier upon any termination of the Merger Agreement.

        The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreements, the form of which is attached as Exhibit (e)(24) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Certain of the Company's executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company's stockholders generally. These interests may create potential conflicts of interest. The Company's Board of Directors (the "Board") was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Effect of the Merger on Company Shares, Equity-Based Incentive Awards and Employee Stock Purchase Plan

        Certain directors and executive officers of the Company hold Shares, Company stock options and/or Company restricted stock units ("RSUs") under the Company's Amended and Restated 2011 Equity and Incentive Plan, the Company's 2002 Equity Incentive Plan, the Company's Amended and Restated 2002 Employee Stock Purchase Plan and the Company's Non-Employee Directors Stock Option Plan (collectively, the "Company Equity Plans").

  Shares

        The Company's executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Per Share Amount on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company's executive officers and directors that were not tendered into the Offer will be entitled to receive the same Per Share Amount on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger. As of February 4, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate 3,036,182 Shares, which for purposes hereof excludes any Shares issuable upon exercise of stock options held by such individuals.

  Equity-Based Incentive Awards

          Stock Options

        Pursuant to the Merger Agreement, each Company stock option, which by its terms would be exercisable at the Effective Time ("Vested Stock Option"), shall be terminated and cancelled as of the Effective Time and be converted into the right to receive an amount in cash equal to the amount by which (i) the Per Share Amount, exceeds (ii) the exercise price per Class A Share of such Vested

Company Option, and all other outstanding Company stock options shall be cancelled. If the exercise price per Class A Company Share of any Vested Company Option equals or exceeds the Per Share Amount, then no consideration will be payable therefor in connection with the Merger.

        All unvested Company stock options held by the Company's executive officers will vest upon a change in control of the Company pursuant to certain arrangements between the executive officers and the Company, subject to certain conditions including, in the case of certain executive officers, their termination by the Company without cause or their voluntary termination of their employment for good reason, as those terms are defined in employment arrangements. See "—Employment Agreements, Offer Letters and Severance Plan."

        Pursuant to the applicable award agreements in respect of Company stock options held by the Company's non-employee directors, in the event of a change in control, the Company stock options will vest in full upon the earlier of (i) the 12-month anniversary of the change in control and (ii) a termination of the director's service, unless the termination was a result of the director's voluntary resignation (other than any resignations contemplated by the terms of the change in control or required by the Company or the acquirer pursuant to the change in control); provided that the number of stock options that vest in connection with the Transactions may be reduced in order to avoid being considered a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and to avoid being subject to the excise tax imposed by Section 4999 of the Code.

          Restricted Stock.

        Pursuant to the Merger Agreement, the Company is required to take all action necessary to ensure that each Share outstanding immediately prior to the Effective Time that constitutes unvested restricted stock of the Company which would not otherwise become vested as of the Effective Time shall be repurchased in accordance with the terms of the applicable Company Equity Plan, with the result that no such Share shall remain subject to repurchase rights in favor of the Company following the Effective Time.

        No Company executive officer or non-employee director holds unvested shares of restricted stock.

          Restricted Stock Units.

        Pursuant to the Merger Agreement, at the Effective Time, each RSU that is outstanding immediately prior to the Effective Time, which would by its terms become vested as of the Effective Time, shall be converted into and become a right to receive the Per Share Amount. Solely with respect to the RSUs held by certain designated executives of the Company, upon a termination of employment of such holder thereof following the occurrence of the Effective Time, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration in accordance with the existing rights of such holder, VTech shall cause the Company to settle the rights that would otherwise have been represented by such vesting acceleration with respect to such RSU with a payment of the Per Share Amount.

        All unvested RSUs held by the Company's executive officers will vest upon a change in control of the Company pursuant to certain arrangements between the executive officers and the Company, subject to certain conditions including, in the case of certain executive officers, their termination by the Company without cause or their voluntary termination of their employment for good reason, as those terms are defined in their employment arrangements. See "—Employment Agreements, Offer Letters and Severance Plan."

        Pursuant to the applicable award agreements in respect of RSUs held by the Company's non-employee directors, upon a change in control of the Company, the RSUs will vest in full upon the earlier of (i) the 12-month anniversary of the change in control and (ii) a termination of the director's service, unless the termination was a result of the director's voluntary resignation (other than any resignations contemplated by the terms of the change in control or required by the Company or the acquiring party pursuant to the change in control).

          Employee Stock Purchase Plan.

        Pursuant to the Merger Agreement, the Company is required to take all necessary actions with respect to the Company's Amended and Restated 2002 Employee Stock Purchase Plan (the "ESPP") so that (i) the ending date of the current offering period shall occur prior to the Effective Time (the "Final Purchase Date") and all outstanding purchase rights (if any) shall be automatically exercised on the Final Purchase Date by applying the payroll deductions of each then current participant to the purchase of whole Shares in accordance with the terms of the ESPP, (ii) as of the Final Purchase Date, the ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions shall be thereafter made or effected with respect to the ESPP, (iii) notice shall be given to participants in the ESPP prior to the Final Purchase Date describing the treatment of the ESPP pursuant to the Merger Agreement, and (iv) conditional upon the occurrence of the Effective Time, the ESPP shall terminate effective upon the Effective Time. The most recent offering period under the ESPP concluded on February 29, 2016. In accordance with the Merger Agreement, the Company has taken action to suspend any future offering periods under the ESPP, and there is no offering period currently in effect under the ESPP.

        For an estimate of the amounts that would become payable to each of the Company's executive officers on settlement of their unvested equity-based awards, see "—Information Regarding Golden Parachute Compensation" below. We estimate that the aggregate amount that would become payable to all of the Company's non-employee directors on settlement of their unvested equity-based awards if the Offer closed and the Effective Time occurred on April 4, 2016, and based on the Per Share Amount per share, is approximately $60,517 (this amount does not include previously vested restricted stock units the receipt of which certain non-employee directors elected to defer).

Employment Agreements, Offer Letters and Severance Plan

  Employment Agreement with John Barbour

        Under Mr. Barbour's employment agreement, upon the occurrence of a change in control of the Company, the Company will be required to accelerate the vesting of any outstanding equity awards then held by Mr. Barbour such that all of his equity awards would vest as of the date of the change in control. In addition, if during the two-year period following a change in control of the Company, Mr. Barbour's employment were terminated without "cause" (as defined in Mr. Barbour's employment agreement) or by Mr. Barbour for "good reason" (as defined in Mr. Barbour's employment agreement), we would be required to pay to Mr. Barbour the following benefits: (i) 24 months base salary, (ii) 200% of his target bonus, (iii) a prorated bonus for the year in which the termination occurs, (iv) 24 months of COBRA coverage and (iv) accelerated vesting of all of equity awards then held by Mr. Barbour. Mr. Barbour's benefits shall be paid to him in a lump sum.

        To receive any payments and benefits upon termination, Mr. Barbour is required to execute a release of claims against the Company.

  Offer Letter with Greg Ahearn

        Under Mr. Ahearn's offer letter, upon a termination of employment of Mr. Ahearn by us without "cause" (as defined in the offer letter), or by Mr. Ahearn for "good reason" (as defined in the offer letter), Mr. Ahearn would be eligible to receive the following payments and benefits: (i) 12 months base salary, (ii) 100% of target bonus, (iii) prorated bonus for the year in which termination occurs, (iv) the prior fiscal year's bonus if termination occurs after the end of the fiscal year, but before such bonus payment has been made, and (v) 12 months COBRA coverage and (vi) accelerated vesting of 12 months of equity awards. Payments would be made monthly.

        Upon the occurrence of a change in control of the Company, the Company would be required to accelerate the vesting of any outstanding equity awards then held by Mr. Ahearn such that all of his equity awards would vest as of the date of the change in control.

        To receive any payments and benefits upon termination, Mr. Ahearn is required to execute a release of claims against the Company.

  Offer Letter with Raymond Arthur

        Under Mr. Arthur's offer letter as amended, upon a termination of employment of Mr. Arthur by us without "cause" (as defined in the offer letter), or by Mr. Arthur for "good reason" (as defined in the offer letter), Mr. Arthur would be eligible to receive the following payments and benefits: (i) 18 months base salary, (ii) 150% of target bonus, (iii) prorated bonus for the year in which termination occurs, (iv) the prior fiscal year's bonus if termination occurs after the end of the fiscal year, but before such bonus payment has been made, (v) 18 months COBRA coverage and (vi) accelerated vesting of 12 months of equity awards. Payments would be made monthly.

        Upon the occurrence of a change in control of the Company, the Company would be required to accelerate the vesting of any outstanding equity awards then held by Mr. Arthur such that all of his equity awards would vest as of the date of the change in control.

        To receive any payments and benefits upon termination, Mr. Arthur is required to execute a release of claims against the Company.

Kenneth Adams' Termination Benefits under the Severance Plan

        Under the Severance Plan, if Mr. Adams' employment is terminated in connection with a change in control in a "covered termination" (as defined in the Severance Plan), Mr. Adams is entitled to the following payments and benefits: (i) 12 months base salary, (ii) a prorated portion of his target bonus, (iii) the prior fiscal year's bonus if termination occurs after the end of the fiscal year, but before such bonus payment has been made, (iv) 12 months of COBRA coverage and (v) accelerated vesting of any outstanding equity awards then held by Mr. Adams. Mr. Adams' benefits upon a change in control shall be paid in a lump sum.

        To receive any payments and benefits upon termination, Mr. Adams is required to execute a release of claims against the Company.

  Service Agreement with Anthony Hicks

        If Mr. Hicks' employment is terminated by the Company, Mr. Hicks is entitled to two months' written notice, 12 months' salary and a pro-rated bonus based on the portion of the then-current financial year he is an employee, subject to the achievement of the applicable performance goals. Payments would be made monthly. Additionally, if Mr. Hicks' employment is terminated during the period three months before or twelve months after a change in control, Mr. Hicks is also entitled to acceleration of his equity awards if his termination follows a change in control of the Company.

        To receive any payments and benefits upon termination, Mr. Hicks is required to execute a release of claims against the Company.

Compensation Arrangements Entered Into in Connection with the Merger

        No compensation arrangements were entered into with any directors or executive officers of the Company in connection with the Merger.

Executive Officer and Director Arrangements Following the Merger

        While, as of the date of this Schedule 14D-9, none of the Company's current directors or executive officers have entered into any arrangements with VTech, the Company or their respective affiliates regarding continued service with VTech, the Company or their respective affiliates after the Effective Time, it is possible that VTech, the Company, or their respective affiliates may enter into employment or other arrangements with the Company's management in the future.

Continuing Employee Benefits

        Pursuant to the Merger Agreement, VTech may contact the employees of the Company and its subsidiaries immediately prior to the time at which Acquisition Sub accepts payment for any Shares tendered pursuant to the Offer (the "Acceptance Time") in connection with preparing, making or determining whether to make offers of new employment with VTech or the Surviving Corporation (or a subsidiary of the Surviving Corporation) following the Acceptance Time, on terms and conditions that VTech determines in its sole discretion. Each individual who accepts an offer of employment with VTech, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Acceptance Time is referred to as a "Continuing Employee." Subject to any contractual or legal rights that a Continuing Employee may have, following the Acceptance Time, VTech may, in its sole discretion, amend, modify or terminate any employee benefit program, including, without limitation, any plan, program or arrangement providing for severance, termination or change in control benefits, in which a Continuing Employee may be participating in, or eligible for a benefit under, as of, or at any time following, the Acceptance Time.

        Pursuant to the Merger Agreement, VTech is required to ensure that, as of the time at which Acquisition Sub accepts for payment any Shares tendered pursuant to the Offer (the "Acceptance Time"), each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual and vacation entitlement, but excluding any defined benefit arrangements and severance benefits) for service with the Company or its subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of VTech or the Surviving Corporation, as applicable, in which such employees became participants, except where doing so would cause a duplication of benefits. As of the Acceptance Time, VTech shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any of the Company's applicable employee benefit plans as of the Acceptance Time. With respect to each health or welfare benefit plan maintained by VTech or the Surviving Corporation for the benefit of Continuing Employees, VTech shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) subject to the terms of the applicable plans, shall take commercially reasonable efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar employee benefit plan of the Company for the plan year that includes the Acceptance Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by VTech or the Surviving Corporation, as applicable, for the plan year in which the Acceptance Time occurs.

        Pursuant to the Merger Agreement, VTech is also required to cause the Surviving Corporation to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, as amended, a copy of which is filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Compensation

        The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company's named executive officers who were named executive officers in the Company's most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the "named executive officers"), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that the Effective Time of the Merger, and thus the date of the "change in control" as used below, occurred April 4, 2016, the earliest possible date that the Effective Time of the Merger can occur under the terms of the Merger Agreement, that the employment of the named executive officer was terminated by the Company without "cause" or by the named executive officer for "good reason" on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments. The amounts set forth in the table are estimates based on the $1.00 Per Share Amount consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled "—Arrangements between the Company and its Executive Officers, Directors and Affiliates."

Name	Cash ($)		Equity($)		Pension/ NQDC($)	Perquisites/ Benefits ($)(11)	Tax Reimbursements	Other($)	Total ($)
Named Executive Officers
Mr. Barbour	2,706,578	(1)	493,900	(6)	—	57,108	—	—	3,257,496
Mr. Arthur	1,626,695	(2)	146,500	(7)	—	28,554	—	—	1,801,749
Mr. Adams	452,601	(3)	139,438	(8)	—	19,843	—	—	611,882
Mr. Ahearn	1,153,539	(4)	146,500	(9)	—	28,554	—	—	1,328,593
Mr. Hicks	540,789	(5)	150,000	(10)	—	0	—	—	690,789

(1)
Represents 24 months of base salary, 200% of Mr. Barbour's target bonus, a fiscal 2016 bonus, and a prorated fiscal 2017 bonus. Please see "Employment Agreement with John Barbour" above. This benefit is a "double-trigger event" because it requires the termination of employment in addition to the consummation of the Transactions.

(2)
Represents 18 months of base salary, 150% of the executive's target bonus, a fiscal 2016 bonus, and prorated bonus for fiscal 2017. Please see "Offer Letter with Raymond Arthur" above. This benefit is a "double-trigger event" because it requires the termination of employment in addition to the consummation of the Transactions.

(3)
Represents 12 months of base salary, a fiscal 2016 bonus, and a prorated bonus for fiscal 2017 bonus. Please see "Kenneth Adams' Termination Benefits under the Severance Plan" above. This benefit is a "double-trigger event" because it requires the termination of employment in addition to the consummation of the Transactions.

(4)
Represents 12 months of base salary, 100% of the executive's target bonus, a fiscal 2016 bonus, and prorated bonus for fiscal 2017. Please see "Offer Letter with Gregory Ahearn" above. This benefit is a "double-trigger event" because it requires the termination of employment in addition to the consummation of the Transactions.

(5)
Represents 12 months of base salary, a fiscal 2016 bonus, and a prorated bonus for fiscal 2017 bonus. Please see "Service Agreement with Anthony Hicks" above. This benefit is a "double-trigger event" because it requires the termination of employment in addition to the consummation of the Transactions. The amounts shown in the table above are based on a British Pound to U.S. Dollar exchange rate of 1.3963.

(6)
Represents an aggregate value of $493,000, the value of cash-settled RSU awards for which vesting will be accelerated. Please see "Effect of the Merger on Company Shares, Equity-Based Incentive Awards and the Employee Stock Purchase Plan" and "Employment Agreement with John Barbour" above for a description of the material factors necessary to an understanding of the arrangements.

(7)
Represents an aggregate value of $146,500, the value of cash-settled RSU awards for which vesting will be accelerated. Please see "Effect of the Merger on Company Shares, Equity-Based Incentive Awards and the Employee Stock Purchase Plan" and "Offer Letter with Raymond Arthur" above for a description of the material factors necessary to an understanding of the arrangements.

(8)
Represents an aggregate value of $139,438, the value of cash-settled RSU awards for which vesting will be accelerated. Please see "Effect of the Merger on Company Shares, Equity-Based Incentive Awards and the Employee Stock Purchase Plan" and "Kenneth Adams' Termination Benefits under the Severance Plan" above for a description of the material factors necessary to an understanding of the arrangements.

(9)
Represents an aggregate value of $146,500, the value of cash-settled RSU awards for which vesting will be accelerated. Please see "Effect of the Merger on Company Shares, Equity-Based Incentive Awards and the Employee Stock Purchase Plan" and "Offer Letter with Gregory Ahearn" above for a description of the material factors necessary to an understanding of the arrangements.

(10)
Represents an aggregate value of $150,000, the value of cash-settled RSU awards for which vesting will be accelerated. Please see "Effect of the Merger on Company Shares, Equity-Based Incentive Awards and the Employee Stock Purchase Plan" and "Service Agreement with Anthony Hicks" above for a description of the material factors necessary to an understanding of the arrangements.

(11)
Represents payment of COBRA premiums during the executive's respective severance period.

Director and Officer Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the "Certificate"), and its bylaws, as amended and restated (the "Bylaws"), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations.

        The Company and certain directors and executive officers have entered into the Company's standard form of Indemnification Agreement between the Company and a director or executive officer, the form of which agreement is filed as Exhibit (e)(25) to this Schedule 14D-9 and is incorporated herein by reference. Under each such agreement, the Company has agreed to indemnify such person against all direct and indirect costs (including attorneys' fees) actually and reasonably incurred as a result of the fact that such person, in his or her capacity as a director, is made or threatened to be made a party to, witness to or other participant in any suit or proceeding. The directors are indemnified to the fullest extent permitted by law.

        The Merger Agreement provides that from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will perform in all respects the obligations of the Company and each subsidiary of the Company for acts or omissions of the current and former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") occurring prior to the Effective Time pursuant to (i) each indemnification agreement that was in effect as of the date of the Merger Agreement between the Company and any Indemnified Party, and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Certificate and the Bylaws of the Company as in effect on the date of the Merger Agreement.

        The Merger Agreement also provides that the Surviving Corporation will provide for an aggregate period of not less than six years from the Effective Time the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable in any material respect than the Company's existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided that the Surviving Corporation shall not be required to spend in excess of 250% of the annual premiums currently paid by the Company for such insurance. In lieu of the foregoing, Company may obtain a prepaid "tail" policy (the "Tail Policy") prior to the Effective Time, which policy provides the Indemnified Parties with directors' and officers' liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time. The Surviving Corporation will cause any such Tail Policy to be maintained in full force and effect, for its full term, and all obligations thereunder will be assumed and performed by the Surviving Corporation. In the event that any of the carriers issuing or reinsuring the Tail Policy shall become insolvent or otherwise financially distressed such that any of them is reasonably likely to be unable to satisfy its financial obligations under the Tail Policy at any time during the term of thereof, the Surviving Corporation agrees that it will cause the Tail Policy to be replaced with another prepaid "tail" policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such term.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        At a meeting held on February 4, 2016, after careful consideration, the Board, among other things, unanimously (i) determined that the terms of the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii)authorized and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein, and (iii) resolved to recommend that the holders of Shares tender their Shares to Acquisition Sub in the Offer and (to the extent necessary) adopt the Merger Agreement.

        The Board hereby unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

        A copy of a joint press release issued by LeapFrog and VTech, dated February 5, 2016, announcing entry into the Merger Agreement is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transaction; Reasons for the Recommendation of the Board.

Background of the Transaction

        As part of its ongoing evaluation of the Company's business, the Board, together with senior management, continually reviews and assesses the Company's strategy, financial performance and opportunities to increase stockholder value.

        The Company historically has generated a significant portion of its sales during the holiday shopping season.

        On January 22, 2015, the Company announced its quarterly results for the 2014 holiday season on a preliminary basis ahead of schedule, stating that results for the quarter ending December 31, 2014 would be significantly below previous guidance and expectations. The Company issued a definitive earnings release and filed its 10-Q for the quarter on February 5, 2015 and February 9, 2015, respectively. The Company reported revenues of approximately $145 million for the quarter, against previous guidance of revenues between $220 and $240 million. The Company reported a net loss of approximately $1.77 per share. The results were impacted by less than anticipated demand for the LeapTV platform, a major new platform launch that occurred in the fall of 2014, and a decline in the children's tablet market, among other factors. The closing price of the Company's common stock on the New York Stock Exchange ("NYSE") fell to $2.55 per share on January 23, down approximately 35% from its previous closing price of $3.90 per share.

        On March 16, 2015, William Chiasson, the Chairman of the Board, received an unsolicited letter from Company A, stating a nonbinding interest by Company A in acquiring the Company for a price of $4.19 to $4.90 per share, based on certain assumptions in the letter. Upon receipt of the letter, Mr. Chiasson consulted with representatives of Morrison & Foerster LLP ("Morrison & Foerster"), the Company's outside legal counsel, and advised the remainder of the Board that the letter had been received. Shortly thereafter, the Company provided Company A with a proposed form of nondisclosure agreement for the purposes of allowing Company A to provide the Company with information relating to Company A's ability to finance the transaction, as well as allowing the parties to begin establishing a process of business, financial and legal due diligence.

        In response to Company A's expression of interest, and as a result of concerns about the Company's poor performance in its third fiscal quarter, the Board met on March 25, 2015. At this meeting, representatives of Morrison & Foerster advised the Board on its fiduciary duties, with particular reference to any possible strategic transaction. After Morrison & Foerster's presentation, the Board discussed the potential benefits and risks of pursuing a potential sale of the Company as well as ongoing and potential future steps that could be taken to improve the financial performance of the Company and the business outlook for the Company over the near term. The Board established a strategy committee, comprised of a smaller number of Board members, to evaluate possible alternative strategic approaches to improving stockholder value, and to report to the Board on the results of its deliberations. The strategy committee consisted of Mr. Chiasson and other directors Stanton McKee, Caden Wang and Joanna Rees (the "Strategy Committee"), who were selected on the basis of their finance and investment backgrounds and their relative availability to assume additional and potentially time-consuming responsibilities on behalf of the Board.

        Beginning on March 26, 2015, the Strategy Committee met with and received presentations from investment banking firms to discuss their views on the Company's industry, current market conditions, the Company's potential strategic alternatives, including executing on the Company's current operating plan, developing an alternative strategic approach, raising capital for the Company, or entering into a sale of the Company. The Strategy Committee contacted six investment banking firms to solicit presentations from them concerning their experience and proposed approaches to the Company's situation, based on prior experiences that members of the Board and Company advisors had with those firms. Of the six firms, five elected to present information to the Strategy Committee over the course of several weeks.

        On March 31, 2015, Mr. Chiasson spoke with members of senior management of Company A. Company A advised Mr. Chiasson that, while Company A remained interested in pursuing discussions around its March 16 offer, Company A was not yet ready to devote the time and resources necessary to commence a formal diligence process or negotiate the terms of a nondisclosure agreement. The parties agreed to remain in contact.

        On April 22, 2015, the Strategy Committee recommended to the Board that the Company move forward with retaining Morgan Stanley & Co. LLC ("Morgan Stanley") as the Company's financial advisor because of the scope and depth of Morgan Stanley's relationships with potential strategic and financial buyers and financing sources for the Company, the experience of the team of professionals proposed by Morgan Stanley to lead the engagement, and Morgan Stanley's reputation. None of the directors or officers of the Company had, or have, any personal direct interests in Morgan Stanley. The Board authorized the Strategy Committee to commence negotiation of the terms of an engagement agreement with Morgan Stanley, and requested that senior management meet with representatives of Morgan Stanley to solicit senior management's views about the working approach and style of the Morgan Stanley team in greater depth.

        On May 26, 2015, as approved by the Board, the Company and Morgan Stanley executed an engagement letter appointing Morgan Stanley as the Company's financial advisor.

        On May 29, 2015, following negotiations, the Company and Company A executed a nondisclosure agreement relating to a potential strategic transaction. Thereafter, the Company informed Company A that it had retained a financial advisor and Company A informed the Company informally that it was pursuing another transaction that it wanted to complete before committing time and resources to a strategic transaction with the Company.

        On June 1, 2015, Steven Youngwood, a director of the Company, replaced Mr. Wang on the strategy committee because of conflicts in Mr. Wang's schedule and Mr. Youngwood's familiarity with investment banking firms and strategic transactions.

        During June 2015, representatives of Morgan Stanley met with senior management and members of the Board to review the Company's business, historical and potential future operating performance and plans and other matters.

        Beginning in June, 2015 and through the end of November, 2015, the Strategy Committee scheduled and conducted weekly calls with representatives of Morgan Stanley and Morrison & Foerster to review developments in the marketing and strategic transaction process.

        On June 11, 2015, the Company announced the results of its fourth quarter ending March 31, 2015 and for the 2015 fiscal year. Sales for the quarter were $33.9 million, a 40% decline from the preceding year, continuing the decline experienced in the third quarter. Sales for the year were $339.1 million, a 36% decline from the 2014 fiscal year. The Company's guidance suggested that the Company's product development initiatives were not likely to impact performance until the holiday season of the 2017 fiscal year, sales for the 2016 fiscal year would contract significantly relative to the 2015 fiscal year, and operating losses would be as great, or greater, than those reported for the 2015 fiscal year. The closing price of the Company's common stock on the NYSE fell approximately 26% from $2.07 on June 11 to $1.54 on June 12.

        On June 29, 2015, the Board held a meeting. At that meeting, representatives of Morgan Stanley presented to the Board the preliminary results of Morgan Stanley's review of the Company's historical and potential future operating performance and plans. Morgan Stanley recommended to the Board that the Company focus its exploration of strategic alternatives on a sale process. The recommendation was based on an assessment of possible future outcomes from continuing operations, including uncertainties around the Company's outlook. Morgan Stanley also recommended that the Company continue to explore other alternatives in the event that a sale did not successfully occur, including opportunities to further reduce costs, divest or license certain assets, and/or restructure the business. Following Morgan Stanley's presentation to the Board, the Board engaged in an extensive discussion of available alternatives. The Board directed senior management to prepare additional, revised operating plans and forecasts for the Company that would focus on controlling overhead, reducing operating costs by addressing staffing levels and other factors, preserving liquidity, and pursuing product development efforts that could lead to increased revenues during the 2017 holiday season, while requesting that Morgan Stanley take steps to explore a potential sale of the Company and that senior management work with Morgan Stanley in developing marketing materials to support this effort.

        At the request of the Company, commencing on July 21, 2015, Morgan Stanley initially contacted 25 strategic parties and 28 private equity firms. Morgan Stanley subsequently distributed a Confidential Information Memorandum about the Company to 9 strategic parties, including Company A, and 16 private equity firms, each of which entered into a nondisclosure agreement with the Company. A majority of the negotiated nondisclosure agreements contained standstill provisions prohibiting the other parties from to making unsolicited offers to purchase the Company, in order to allow the Company and its advisors to establish a controlled auction process and potentially maximize the initial offers made by interested parties in the process, while permitting such parties to seek waivers of the standstill provisions in the event that the Company entered into a change in control transaction with another party. The Company did not include VTech in the list of strategic parties to be contacted at this time because of competitive concerns around the Company's product pipeline. The Company decided it would consider approaching VTech at a later stage in the process.

        On August 12, 2015, senior management and the Board conducted a regularly scheduled meeting. At the meeting senior management reviewed with the Board a revised forecast for the 2016 fiscal year, taking into account the persistent decline in the size of the overall tablet market and corresponding impact on revenues of the Company, and presented contingency plans for reducing operating expenses as requested by the Board, including a reduction in force. The Board directed senior management to further refine this forecast.

        In mid-August 2015, at the direction of the Company, Morgan Stanley sent a bid procedures letter to recipients of the Confidential Information Memorandum requesting the submission of non-binding indications of interest by September 10, 2015.

        On September 4, 2015, the Company announced that it had received a letter from The New York Stock Exchange providing notification that, for the previous 30 consecutive trading days, the average closing price for the Company's common stock had closed below the minimum $1.00 per share listing standard for continued listing on The New York Stock Exchange under the NYSE Company Manual and that, under that standard, the Company had six months in which to regain compliance (the "NYSE Delisting Notice").

        On September 8, 2015, senior management and the Board met by telephone to review alternative pricing and marketing strategies for LeapTV. Senior management provided the Board with a revised forecast showing that the Company could experience a shortfall in cash available for operations beginning in late summer of the 2017 fiscal year, even when taking the Company's credit line into account.

        On September 10 and September 14, 2015, Morgan Stanley received indications of interest ("Indications of Interest") from two strategic parties, including Company A, and two private equity firms. The Indication of Interest from Company A was $2.20 per share. The Indications of Interest from other parties ranged from the lower of market price or $0.92 per share in the case of one private equity firm, to $1.13 to $1.27 per share for the other private equity firm and $1.22 to $1.26 per share for the other strategic party. One of the conditions of Company A's Indication of Interest was that a transaction with Company A receive voting support agreements from the holders of the Company's Class B Common Stock ("Class B Holders"). Each share of Class B Common Stock converts into one share of Class A Common Stock but votes at the rate of ten shares of Class A Common Stock.

        On September 13, 2015, the Board and senior management attended a meeting by phone with representatives of both Morgan Stanley and Morrison & Foerster to review the Indications of Interest. Following the meeting, two strategic parties, including Company A, and one private equity firm (the "Phase II Participants") were invited to attend management presentations and conduct further due diligence on the Company through an electronic data room established by the Company. The second private equity firm was not invited to participate because its Indication of Interest was substantially lower than the Indications of the Phase II Participants. On October 8, 2015, Morgan Stanley sent a bid procedures letter to the Phase II Participants requesting the submission of final proposal for a transaction by October 28, 2015.

        In September 2015, representatives of Morrison & Foerster and the Company conducted discussions with the Class B Holders through representatives ("Class B Representatives") concerning the possibility of obtaining the support of the Class B Holders for a strategic transaction involving the Company. The Class B Representatives stated that the Class B Holders were unwilling to receive any non-public information concerning the Company and therefore would not be in a position to discuss any possible strategic transaction or provide commitments to support one.

        In September and October 2015, the Phase II Participants conducted due diligence in the Company's electronic data room and met with members of senior management.

        On September 28, 2015, senior management and the Board met by telephone to review an updated financial forecast for operating the Company during the remainder of the 2016 fiscal year and a preliminary cash flow forecast for the 2017 fiscal year. The forecast was revised to reflect further information concerning sales levels and pricing strategy for LeapTV. The Board and senior management discussed various operational adjustments that could be made to improve the Company's liquidity outlook.

        On October 9, 2015, the private equity firm Phase II Participant terminated discussions with the Company, expressing concerns about the Company's ability to execute on its product pipeline and the scale of the Company's infrastructure relative to its existing and potential revenues.

        On October 30, 2015, senior management and the Board met to discuss possible revisions to the Company's operating plan and associated financial forecast for the balance of the 2016 fiscal year and for the 2017 fiscal year. Under the revised plan, the Company's financial forecast reflected cost savings from changes in operating strategy, including a further reduction in force, changing payment terms with certain vendors, and potential subleasing of portions of the Company's office and warehouse spaces.

        On October 30, 2015 Company A submitted a revised Indication of Interest of $1.10 per share, together with a detailed markup of a draft purchase agreement previously provided by the Company.

        Between October 30, 2015 and November 5, 2015, representatives of the Company, Morrison & Foerster, Company A and legal counsel to Company A exchanged multiple drafts of the purchase agreement and conducted discussions concerning the terms thereof.

        On October 31, 2015, the strategic party Phase II participant advised Morgan Stanley that it was unwilling to consider an acquisition of the entire Company, but could potentially be interested in an asset acquisition of the Company's brand, toy business and interactive reading business for total consideration of $25 to $30 million.

        On November 1, 2015, the Board and senior management attended a meeting by phone with representatives of both Morgan Stanley and Morrison & Foerster to discuss the status of the process.

At this meeting, it was concluded that the Company should initiate contact with VTech, and pursue other financing and strategic opportunities in China, in order to generate additional options for the Company.

        On November 1, 2015, Tom Kalinske, a director of the Company, contacted Allan Wong, the Chief Executive Officer of VTech, and suggested that Mr. Wong conduct an informal meeting with John Barbour, the Chief Executive Officer of the Company, in Hong Kong later in the week. Between November 1 and November 3, 2015, VTech and the Company negotiated the terms of a limited nondisclosure agreement that covered only the occurrence of an initial meeting between them, and an agreement was signed on November 3. Following these initial discussions on November 4, 2015, VTech indicated that it would be interested in engaging in further discussions with the Company concerning a strategic transaction, but that it wished to limit the scope of confidential information exchanged.

        On November 6, 2015, Company A withdrew its Indication of Interest and terminated discussions with the Company. Company A indicated that it believed that the resources required to stabilize the Company's business could be very substantial in addition to the purchase price, and that it was not willing to accept the business risks associated with an undertaking of this magnitude. Company A further indicated that it might be prepared to agree to purchase assets from the Company in a bankruptcy proceeding if the opportunity were to arise in the future.

        The Board and senior management met by telephone on November 6 and November 7 with representatives of Morgan Stanley and Morrison & Foerster, and on November 8 with representatives of Morrison & Foerster, to discuss the impact of the termination of Company A's offer and prospects that an alternative transaction could emerge, including one with VTech, and to review the Company's financial performance and prospects. Senior management and the Board discussed the Company's financial outlook, including its liquidity over the next twelve months and thereafter, and possible revisions to the Company's near term operating plan, including a further reduction in force and other cost savings measures.

        On November 9, 2015, the Company announced its financial results for its second fiscal quarter ending September 30, 2015. The Company's sales declined approximately 41% from the year earlier period, to $67.2 million. The Company stated that the Board and senior management were continuing to undertake a strategic review. The next day, the trading price of the Company's common stock declined by approximately 20% to $0.71 per share.

        On November 12, 2015, the Board and senior management met to review additional possible changes to the Company's operations, including a review of previously implemented cost savings measures and a possible additional reduction in force. At the request of Mr. Chiasson, representatives of Morgan Stanley prepared a preliminary analysis of potential outcomes if the Company were liquidated, based on assumptions provided by the Company. The analysis calculated that liquidation was not likely to return more than $0.75 per share to stockholders on the basis of these assumptions. In connection with the analysis, Morgan Stanley informed the Board that they were not experts in liquidations and therefore the analysis was highly preliminary and assumption driven, and also noted that a liquidation may take considerable time, and values of assets and liabilities could change significantly. Senior management expressed the view that the assumptions underlying this preliminary analysis likely understated the costs involved in a liquidation and the impact on realizable asset value that a liquidation would have, particularly because of adverse reaction from the Company's retailer distribution channels, which might decline to purchase products from the Company or seek price adjustments to inventories of Company products which might need to be sold at deep discounts because of consumer reluctance to purchase products from a company going out of business. The Board concluded that a liquidation of the Company would involve considerable time and uncertainty and that, given the importance of continuing to operate the Company's business and pursue possible strategic alternatives, spending further time analyzing the impact of a liquidation would be unproductive. In the course of the meeting, the Board terminated the existence of the Strategy Committee, because the entire board was now heavily involved in discussions with senior management and the Company's financial and legal advisors concerning operating and strategic matters.

        During the week of November 16, 2015, Mr. Barbour met with 12 strategic parties and private equity firms in Beijing and Hong Kong, including Firm A, Firm B and Firm C, and also with VTech. Several of these firms subsequently executed nondisclosure agreements with the Company and received information from Morgan Stanley concerning a process timeline.

        On December 3, 2015, senior management of the Company and representatives of Morgan Stanley met with representatives of VTech in San Francisco to present information concerning the Company.

        On December 15, 2015, VTech submitted an Indication of Interest to acquire the Company for a purchase price of $1.00 per share.

        Following submission of its proposal, VTech was invited to engage in further due diligence in the Company's electronic data room and to schedule informational and diligence sessions with senior management of the Company.

        On December 16, 2015, the Company and VTech executed the Confidentiality Agreement, which amended and restated the prior agreement between the parties and expanded the scope of information that could be discussed and shared in a confidential manner.

        On December 23, 2015, Firm A presented an Indication of Interest to acquire the Company for $0.85 per share. Following submission of its proposal, Firm A was invited to engage in further due diligence in the Company's electronic data room and to schedule informational and diligence sessions with senior management.

        On December 29, 2015, King Pang, the Group President of VTech, met with senior management of the Company in San Francisco. On the same day, representatives of Morrison & Foerster and Orrick, Herrington & Sutcliffe LLP ("Orrick"), counsel to VTech, had a call to discuss the general outline of a possible transaction involving the Company and VTech, including whether the Class B Holders were supportive of a strategic transaction involving the Company.

        On December 31, 2015, a form of purchase agreement proposed by the Company was submitted to VTech for comment. The form of purchase agreement was subsequently provided to Firm A.

        During January 2016, representatives of Firm A met with members of senior management to conduct diligence on the Company, and performed diligence in the Company's electronic data room. Firm A retained professional service firms to assist it in this effort.

        On January 11 and January 12, 2016, a series of due diligence meetings took place in Palo Alto among senior managements of the Company and VTech, representatives of Morgan Stanley and of KPMG, financial advisor to VTech, and representatives of Morrison & Foerster and Orrick. During these meetings representatives of Orrick enquired whether the Class B Holders were supportive of a transaction.

        On January 13, 2016, Firm B submitted a proposal for the Company to issue equity to Firm B at $1.00 per share under which Firm B would gain economic and voting control over the Company. Firm B indicated that its proposal was subject to the approval of several governmental and regulatory agencies and parties and said that its timeline to receive necessary approvals and complete a transaction would be at least five to six months. Following submission of its proposal, which was promptly reported to the Board, Firm B was invited to engage in further due diligence in the Company's electronic data room and to schedule informational and diligence sessions with senior management of the Company. Representatives of Firm B performed limited diligence in the Company's electronic data room. Firm B did not conduct onsite diligence meetings with senior management of the Company. No proposed form of purchase agreement was submitted to Firm B because it had not proposed to acquire the Company and because of the time it stated would be necessary for it to obtain required approvals to proceed with negotiating and completing a transaction.

        On January 14, 2016, Firm C presented an Indication of Interest to acquire the Company for a purchase price of $1.20 per share. Firm C indicated that it did not have the capability of financing its offer but was exploring alternative approaches to financing. Following submission of its proposal, which was promptly reported to the Board, Firm C was invited to engage in further due diligence in the Company's electronic data room and to schedule informational and diligence sessions with senior management. Firm C chose to conduct minimal diligence activities. Although Firm C identified professional advisors that it had retained, Firm C chose not to conduct onsite diligence meetings with senior management of the Company. The form of purchase agreement was provided to Firm C.

        On January 16, 2016, the Class B Representatives advised representatives of the Company that the Class B Holders would be willing to discuss the possibility of supporting a strategic transaction involving the Company if the terms of the transaction were relatively finalized and had the broad support of the Board.

        On January 22, 2016, the Board and senior management met with representatives of Morgan Stanley and Morrison & Foerster to review the results of the third fiscal quarter of 2016. Sales were $23 million under the forecast that had formed the basis for the most recent review of the Company's operating plan in December 2015, reducing the Company's sales forecast for the 2016 fiscal year to $217 million from the previous $242 million. The overall market for children's tablets continued to decline at a rapid pace, affecting the Company's tablet sales. Sales of LeapTV also continued to be weak, even at substantially reduced prices. Senior management expressed a concern that available approaches to improving the Company's liquidity might not compensate for the continuing liquidity impact of the Company's performance during the fiscal third quarter, which would adversely affect cash collections during that quarter, the anticipated performance of the Company during the fourth quarter, and the need to invest in inventories for the 2017 fiscal year. An updated cash flow forecast showed the Company with a shortfall in cash available for operations during several months of the 2017 fiscal year, even after taking into account availability under the Company's line of credit.

        Also on January 22, 2016, representatives of Orrick submitted a detailed markup of the purchase agreement on behalf of VTech, and a form of tender and support agreement.

        Between January 22 and January 26, 2016, representatives of Morrison & Foerster, representatives of Morgan Stanley, senior management and the Board conducted numerous discussions concerning the purchase agreement and tender and support agreement.

        On January 26, 2016, representatives of Morrison & Foerster transmitted a revised draft of the purchase agreement to Orrick.

        On January 27, 2016, representatives of the Board, Morgan Stanley and Morrison & Foerster met with the Class B Representatives and outlined the terms of a potential transaction with VTech, including the $1.00 per share Indication of Interest.

        On January 28, 2016, representatives of Morrison & Foerster and Orrick had a discussion concerning the structure of the proposed transaction. Through both representatives of Orrick and representatives of KPMG, VTech advised that it was targeting completion of negotiations by February 3, 2016, in time to permit it to finalize preparations for a board meeting to consider approving a transaction with the Company on or before February 5, 2016, the last business day before the beginning of the Chinese New Year holidays. Through its representatives, VTech indicated that, if an agreement were not concluded by February 5, 2016, it might be necessary to postpone further discussions and negotiations for up to two weeks, because of such holidays and related travel schedules of employees and management. On this same day, the Class B Representatives advised representatives of Morrison & Foerster that the Class B Holders would entertain a tender offer at $1.00 per share but would not sign an agreement legally committing them to tender their shares in an offer and Morrison & Foerster, in turn, relayed this information to Orrick.

        On January 28, 2016, representatives of Morgan Stanley had a conversation with representatives of KPMG. The Morgan Stanley representatives reviewed with KPMG the existence of another Indication of Interest from a third party at $1.20 per share, and requested that VTech increase its Indication of Interest to $1.20 per share.

        On January 29, 2016, VTech submitted a markup of the purchase agreement. In a conversation between representatives of KPMG and representatives of Morgan Stanley, the KPMG representatives advised that VTech was unwilling to increase its Indication of Interest above $1.00 per share, and stated that VTech was willing to remain at $1.00 per share, despite the fact that VTech believed the continuing deterioration of the Company's business since mid-December 2015 potentially merited a lower price per share. VTech also reiterated the importance of concluding negotiations on or before February 5, 2016 if the Company desired to enter into a transaction with VTech before mid-to-late February.

        Also on January 29, 2016, Firm A withdrew its Indication of Interest to acquire the Company for $0.85 per share and submitted a proposal to purchase a majority stake in and control of the Company and the Board with an investment of $65 million in a new series of preferred stock issued by the Company for $0.85 per share, with the preferred stock having a liquidation preference over the Common Stock of the Company. Firm A did not provide details of an operating plan or management team for the Company going forward or provide a budget for costs it expected to incur in restructuring or stabilizing the Company. Firm A requested exclusivity and proposed a timeline of approximately three weeks to complete its due diligence and to negotiate and document a transaction.

        On January 30, 2016, the Board and senior management met by telephone with representatives of Morrison & Foerster and Morgan Stanley to discuss the terms and conditions of VTech's, Firm A's, Firm B's and Firm C's proposals. The Board instructed Morgan Stanley to seek further clarification from Firm A concerning aspects of its proposal. The Board discussed the assumptions necessary to conclude that current stockholders of the Company would realize value from Firm A's proposal, the time period that Firm A requested to negotiate and complete a transaction, the likely need to obtain approval from the stockholders of the Company in order to complete Firm A's proposed transaction, and whether the Class B Holders were likely to agree to support any such transaction in light of their unwillingness to sign a tender and support agreement in favor of the VTech transaction. The Board also discussed Firm C's proposal. Representatives of Morgan Stanley indicated that Firm C had not yet engaged in any substantive diligence discussions despite being told that it was important to move quickly, and that Firm C had requested an extension to the end of February to submit a more definitive proposal. The Board considered whether delaying a transaction until later in February could be beneficial to the stockholders of the Company because of the higher price of Firm C's proposal. The Board considered the fact that Firm C had not engaged in significant diligence efforts or provided any information that suggested Firm C had made progress in obtaining financing for a transaction. The Board also considered whether the Company's stock price might decline substantially upon reporting the results of the Company's third fiscal quarter, which results were to include the disclosure of a potential shortfall in cash available for operations, and whether such a decline in the stock price, and perception of weakness in the Company's outlook, could lead VTech to reduce its offer price below $1.00 per share. The Board discussed Firm B's proposal and noted that the timeline proposed by Firm B made negotiations with Firm B not productive at the time. The Board directed Morrison & Foerster and Morgan Stanley to continue negotiations with VTech concerning its proposal.

        Between January 30, 2016 and February 4, 2016, representatives of Morrison & Foerster and Orrick exchanged multiple drafts of the purchase agreement and conducted multiple discussions of the terms and conditions contained in the purchase agreement and in the proposed form of tender and support agreement. Representatives of Morrison & Foerster conducted separate, multiple additional discussions with the Class B Representatives concerning the tender and support agreement, and a request made by the Class B Representatives during those discussions that VTech pay separate, up-front and nonrefundable consideration to the Class B Holders in exchange for their execution of such an agreement. The Board met by telephone with senior management, representatives of Morrison & Foerster and representatives of Morgan Stanley to review progress in the negotiations and issues arising during them on January 31, 2016 and twice daily on February 1, 2 and 3, 2016 as well as on the morning of February 4, 2016. Issues in the discussions included conditions to the offer, covenants that would restrict the operation of the Company between the execution of the purchase agreement and the Effective Time, the nonsolicitation and termination provisions of the purchase agreement, and whether a tender and support agreement could or should be obtained from the Class B Holders and on what terms. As a result of the discussions among the parties, VTech and the Company elected to proceed with the negotiation of a purchase agreement without a tender and support agreement from the Class B Holders.

        On the evening of February 4, 2016, the Board held a meeting with members of senior management, and representatives of Morrison & Foerster and Morgan Stanley. The Morrison & Foerster representatives reviewed the terms and provisions of the proposed purchase agreement and tender and support agreement, including Offer mechanics, conditions to the Offer, conditions to closing, termination rights and any fees associated with the exercise of such termination rights, and the Company's non-solicitation undertaking and limited right to pursue negotiations with another party that may make a proposal for an alternative transaction. Morrison & Foerster again reviewed the fiduciary duties of the Board in consideration of whether to approve the purchase agreement and tender and support agreements.

        Morgan Stanley then reviewed with the Board the history of the process which had led to the opportunity to consider the purchase agreement. The Morgan Stanley representatives discussed with the Board the existence of the $0.85 per share, $65 million preferred stock financing proposal from Firm A, and the contingencies and additional time that would be required to negotiate final terms with Firm A, the limited diligence performed by Firm A to date and the additional diligence that would likely be required, the likely need to obtain support from the Class B Holders for any such proposal and the probability of being able to obtain such support, the substantial dilution and loss of control over the Company that the current stockholders would experience and the conflicts of interest that the creation of a preferred stock with a liquidation preference in favor of Firm A would create, and the valuation of the Company that would need to occur in the future in order for the value of the stockholders' diluted interest in the Company to exceed the value available from the VTech transaction.

        Representatives of Morgan Stanley also discussed with the Board the $1.20 per share Indication of Interest from Firm C, including the limited diligence and resources Firm C had devoted to the transaction to date, the additional time Firm C requested to complete its diligence, and the uncertainties surrounding Firm C's ability to finance its proposal The Board considered the superior financial terms of Firm C's Indication of Interest and weighed this against the uncertainties of the proposal, the time that could be required for Firm C to complete its due diligence, the possibility that Firm C's Indication of Interest might be reduced as a result of diligence, the continuing deterioration of the Company's financial condition and the potential adverse market reaction to the impending disclosure in the Company's report of results for the third fiscal quarter of 2016 of the Company's potential inability to finance its operations from cash available for operations, including a possible substantial decline in the Company's stock price and the impact such a decline might have on the existing $1.00 per share proposal from VTech, the lack of effort and resources that Firm C had devoted to the process so far, Firm C's failure to demonstrate its ability to finance a transaction with the Company, and the ability of Firm C to make a proposal to the Company and for the Company to consider such a proposal after the purchase agreement with VTech, as well as the relative certainty of the VTech proposal as evidenced by the successful conclusions of negotiations of the purchase agreement.

        Representatives of Morgan Stanley then discussed with the Board the $1.00 per share Indication of Interest from Firm B, including the numerous approvals that Firm B indicated would be necessary in order for it to proceed with a transaction and the several month timeline proposed by Firm B to obtain them. The Board considered the equivalence of Firm B's Indication of Interest with VTech's proposal, the lack of significant diligence efforts by Firm B, the preliminary status of Firm B's proposal given the timeline proposed by Firm B, and the substantial resulting uncertainties associated with Firm B's Indication of Interest, and determined that the certainty of VTech's proposal was superior to Firm B's proposal.

        The Board evaluated the possibility of pursuing a liquidation or Section 363 sale of assets under the Bankruptcy Code. The Board concluded that there were substantial uncertainties associated with pursuing a liquidation, which might require approval of stockholders, including the Class B Holders, or a Section 363 sale of assets, particularly given the damage to the Company's brand and retailer relationships that would be associated with such an approach and the difficulty of determining what, if any, proceeds might be available to stockholders as a result.

        Morgan Stanley then delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 4, 2016, to the effect that, as of such date and based on and subject to the various assumptions, considerations, qualifications and limitations described in its opinion, the $1.00 per share cash consideration to be received by the holders of the Class A Shares pursuant to the merger agreement was fair from a financial point of view to such holders of Class A Shares. After further discussion, the Board unanimously determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, was in the best interest of the Company and its stockholders, and recommended that the Board approve the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and subject to the Board's fiduciary duties and the terms and conditions of the merger agreement, recommend that the Company stockholders accept the Offer and tender their Shares in the Offer. See "—Recommendation of the Board" above for the formal resolutions approved by the Board and see "—Reasons for Recommendation of the Board" below for additional information regarding the factors considered by the Board.

        On the evening of Thursday, February 4, 2016, shortly after the Board meeting, representatives of the Company informed representatives of VTech that its proposal had been accepted by the Board and the definitive merger agreement and the other transaction documents had been approved.

        During the evening of Thursday, February 4 and the early morning of February 5, 2016, representatives of Morrison & Foerster and Orrick finalized the Merger Agreement. On February 5, 2016, VTech, Acquisition Sub and the Company executed the Merger Agreement.

        On Friday, February 5, 2016, before the opening of trading on the New York Stock Exchange, the Company and VTech issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit (a)(1)(E) to this Schedule 14D-9.

Reasons for the Recommendation of the Board

        In evaluating the Merger, the Board consulted extensively with its financial and legal advisors, as well as the Company's senior management, and took into account numerous factors, including, but not limited to, the factors listed below. The Board considered a number of alternatives to enhance the Company's competitive and financial position and to increase stockholder value. The Board considered all available reasonable alternatives and unanimously determined that the Merger is fair to and in the best interests of the Company and its stockholders and recommends that its stockholders tender their shares in the Offer. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and to recommend that Company's stockholders adopt the Agreement, the Board considered, among others, the following factors:

  •
  The deterioration in the Company's business, the major declines in revenues in the past three fiscal years, the timing for its prospects for future growth, including substantial continuing declines anticipated in the children's tablet business that provided significant revenue and contributed to operating profits and cash flow in prior periods, and the general risks associated with Company's ability to execute on a business plan that would create stockholder value in excess of the consideration offered in the Merger;

  •
  The significant possibility that the Company would not have sufficient liquidity available from its cash balances and available credit facility to continue its operations during the first and second quarter of the 2017 fiscal year, leading to the Company's expression of significant and credible doubt that it will be able to continue operations as a going concern;

  •
  The performance of LeapTV, a major new product launch, which required significant costs to develop, and which has fallen significantly short of sales goals. This resulted in a significant reduction to available liquidity and in high costs to assist retailers to reduce their excess inventories and to clear out LeapTV inventories across the Company's supply chain;

  •
  The need to develop new products to remain competitive and relevant to maintaining existing and obtaining prospective customers, the substantial required investment and long lead times associated with new products, and the risk that the Company could make substantial investments in products for markets that do not develop as, or develop more slowly than, the Company may have originally anticipated;

  •
  The likelihood that, if the Company were liquidated or pursued an asset sale under section 363, the amount recoverable for stockholders of the Company could be very small, or zero;

  •
  The expiration of the Company's current credit facility in March 2017 and the probability that the Company would be unable to renew or replace the facility in light of its recent financial performance;

  •
  The scale of the Company's cost structure relative to the size of its business would not be able to generate sufficient liquidity to support the business, even after taking into account cost cutting initiatives that have, among other things, reduced the size of the Company's workforce by almost 50% over the past 14 months;

  •
  The loss of key executive and employee talent experienced by the Company as a result of ongoing reductions in force and uncertainty around the Company's future financial stability and performance, and the impact such losses could have on the Company's future performance and ability to execute against its operating and strategic plans;

  •
  As a result of its highly competitive industry, changing consumer preferences, the costs and risks associated with new product introductions, and its high cost structure, the Company has not been able to generate profits on a sustainable basis. Cumulative operating losses since the Company's initial public offering in 2002 have totaled more than $320 million, and the Company has recorded operating losses in nine of the last thirteen years;

  •
  Possible alternatives to the Merger and the anticipated value to the Company stockholders of pursuing those alternatives relative to the consideration offered by the Offeror, including consideration of (i) the potential or likelihood of closing a transaction with an entity other than VTech on a timely basis or with financial protections for the Company in the event such closing were delayed or did not occur and (ii) the feasibility of the Company's continuing to operate on a stand-alone basis, which would likely require, among other things, a financing transaction to raise capital measured against the substantial uncertainties associated with the Company's ability to secure financing of any kind;

  •
  The results of the discussions with numerous third parties that were held by the Company and Morgan Stanley as part of the Company's exploration of the interest by said third parties in acquiring the Company prior to the Company's February 5, 2016 public announcement of the Merger Agreement, including the lack of interest of many third parties and decisions by several of them to abandon the process due to concerns about long-run prospects for the Company's business and the investment required to stabilize it;

  •
  Continuing uncertainty in macro-economic conditions in the United States and around the world, and the potential impact of these conditions on the Company's business and prospects;

  •
  Current conditions in the financial markets generally and for small and micro-cap companies in particular, as well as the current and historical market prices of the Company's Common Stock, and the current and historical market prices of the Company's Common Stock relative to those of other industry participants and general market indices;

  •
  The availability in the Merger of appraisal rights for the Company stockholders who properly exercise their statutory appraisal rights under Delaware law;

  •
  The fact that, in 2010, the Company retained a financial advisor other than Morgan Stanley to pursue a strategic transaction, contacted a substantial pool of similar potential strategic and financial buyers in a process similar to the one recently concluded with Morgan Stanley in connection with the Merger Agreement, and received no indications of interest to acquire the Company;

  •
  The fact that the Company's execution of the Merger Agreement does not preclude any other entity, prior to the closing of the Company's Merger with VTech, from submitting, or the Board from considering, an unsolicited offer to acquire the Company;

  •
  The Board's belief that the Company engaged in a thorough process to obtain the best available value for the Company's stockholders by, among other things, creating an opportunity both prior and subsequent to the execution of the Merger Agreement for other potentially interested parties to negotiate a transaction with the Company;

  •
  The premium to recent trading prices of the Company's Common Stock represented by the Per Share Amount—approximately 61% over the volume weighted average trading price of the Common Stock over the month preceding the date of the Merger Agreement, approximately 52% over the volume weighted average trading price of the Common Stock since the announcement of the Company's earnings for the second quarter of the 2016 fiscal year on November 9, 2015, and approximately 82% over the $0.55 per share closing price of the Common Stock on February 3, 2016;

  •
  The Per Share Amount to be received by the Company's stockholders in the Offer and Merger, consisting entirely of cash, provides liquidity and certainty of value and less risk to the Company's stockholders relative to the potential trading price of the Company's Common Stock over a longer period of time after accounting for the long-term risks to the Company's business resulting from operational execution risk and evolving industry dynamics;

  •
  The Merger is likely to be completed in a timely manner in light of the nature of the closing conditions contained in the Merger Agreement and the absence of any financing contingency; and

  •
  The oral opinion of Morgan Stanley delivered to the Company's Board of Directors on February 4, 2016, subsequently confirmed in writing, that, as of February 4, 2016, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the Per Share Amount to be received by the holders of Class A Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Morgan Stanley, dated as of February 4, 2016, is attached as Annex A to this Statement and is incorporated by reference in this Statement in its entirety; see also Opinion of the Company's Financial Advisor in this Item 4).

        In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and to recommend that the Company's stockholders adopt the Merger Agreement, the Board also considered the following potentially negative aspects of the Merger and the consequences of announcing the Offer and Merger, but nevertheless determined that the Merger Agreement and the Merger are advisable to and in the best interests of the Company's stockholders:

  •
  The risk that the transactions contemplated by the Merger Agreement might not be approved by the stockholders or otherwise consummated in a timely manner or at all, including the risk presented by the lack of a tender and support agreement signed by the Class B Holders, meaning that, if the Class B Holders do not convert their Class B Shares into Class A Shares and fail to tender their Class B Shares in the Offer, approximately 83% of the Class A shares outstanding at the time of commencement of the Offer must tender in the Offer to satisfy a condition to the Offer to Purchase;

  •
  The restrictions contained in the Merger Agreement on the Company's ability to solicit competing proposals and the requirement that the Company pay a termination fee of $2.9 million to VTech in order to terminate the Merger Agreement and accept a superior proposal from a third party, which may discourage third parties from making a competing proposal to acquire Company;

  •
  The restrictions on the conduct of the Company's business prior to the completion of the Merger, requiring the Company to conduct its business in the ordinary course and preventing the Company from taking certain specified actions, subject to specific limitations, all of which may delay or prevent the Company from undertaking business opportunities that could arise pending completion of the Merger;

  •
  The potential negative effect of the public announcement of the Offer and the Merger on the Company's ability to retain management, sales, and other key personnel, as well as on its ability to retain existing customer engagements and pursue prospective new business opportunities;

  •
  The risk of diverting the focus and resources of the Company's management from other strategic opportunities and from operational matters while working to implement the Merger;

  •
  The risk that the Merger will not be completed and that the Company will be required to operate its business after experiencing the disruptions and negative consequences of the announcement and pendency of the Merger; and

  •
  The fact that the Merger consideration consists of cash and will be taxable to the Company's stockholders for U.S. federal income tax purposes as described in Section 5 of the Offer to Purchase, Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

        The preceding discussion of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but, instead, the Board conducted an overall analysis of the various factors, including those described above, which analysis included discussions with and questioning of its financial advisors, legal advisors and the Company's senior management.

  Opinion of the Company's Financial Advisor.

        The Company retained Morgan Stanley to provide financial advisory services in connection with an evaluation of strategic alternatives, including a possible sale of the Company, and, if requested by the Company, to provide a financial opinion with respect thereto. The Company selected Morgan Stanley to act as financial advisor based on Morgan Stanley's qualifications, expertise and reputation and Morgan Stanley's knowledge of the business and affairs of the Company. Morgan Stanley rendered to the Board at its meeting on February 4, 2016 Morgan Stanley's oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated February 4, 2016, that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth therein, the Per Share Amount (as defined in the Merger Agreement) to be received by the holders of Class A Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Class A Shares.

        The full text of the written opinion of Morgan Stanley, dated February 4, 2016, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Board and addresses only the fairness, from a financial point of view, to the holders of Class A Shares, of the Per Share Amount to be received by such holders of Class A Shares pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley's opinion does not address any other aspect of the Offer or the Merger and does not constitute an opinion or recommendation to any stockholder of the Company as to whether to tender Shares into the Offer or how the shareholders of the Company should act or vote in connection with the Merger. This summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of Morgan Stanley's opinion.

        For purposes of rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  •
  reviewed certain financial projections prepared by the management of the Company;

  •
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  •
  reviewed the reported prices and trading activity for the Class A Shares;

  •
  participated in certain discussions and negotiations among representatives of LeapFrog and VTech and certain parties and their financial and legal advisors;

  •
  reviewed the Merger Agreement, the Support Agreements and certain related documents; and

  •
  reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        For purposes of its opinion, Morgan Stanley assumed, without independent verification or expressing any views with respect to, the accuracy of the following with respect to the Company's liquidity and strategic alternatives, based on Morgan Stanley's discussions with the Company's management: (i) the Company does not have sufficient sources of liquidity or financing to fund its operations in the intermediate and long term; and (ii) the Company has no strategic alternatives to entering into a transaction involving the sale of the Company that the Company believes are more attractive to the Company than the Transactions.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that such financial projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the final Merger Agreement did not differ in any material respect from the draft of the Merger Agreement provided to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the proposed Transaction. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of LeapFrog and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Per Share Amount to be received by the holders of Class A Shares in the Transactions. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of February 4, 2016. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        In addition, as discussed with the Board, Morgan Stanley did not perform certain analyses that it would customarily prepare in connection with a fairness opinion as a result of the extraordinary circumstances of the Company described in the opinion. Morgan Stanley's opinion is not a solvency opinion and does not in any way address the solvency or financial condition of LeapFrog and whether other strategic alternatives exist for the Company or if such alternatives are available. The opinion does not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Summary of Financial Analyses of Morgan Stanley

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated February 4, 2016. The various financial analyses summarized below were based on the closing price for the shares of the Company's Class A Shares as of February 3, 2016, the last full trading day preceding the day of the meeting of the Board to consider, approve, adopt and authorize the Merger Agreement. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

  Historical Stock Trading Ranges Analysis

        Morgan Stanley reviewed the stock performance of the Class A Shares (i) for the past five years ending February 3, 2016, (ii) for the last 52 weeks ending on February 3, 2016, (iii) from August 4, 2015 (the Company's first quarter results announcement date) to February 3, 2016, and (iv) from November 9, 2015 (the Company's second quarter results announcement date) to February 3, 2016. Morgan Stanley noted that the share price was down 86% over the past five years and down 95% since closing at its five year peak on July 30, 2012. Morgan Stanley further noted that the price of the Class A Shares ranged from $0.52 to $2.68 in the 52 weeks prior to February 3, 2016, from $0.52 to $1.15 from August 4, 2015 to February 3, 2016 and from $0.52 to $0.79 from November 9, 2015 to February 3, 2016, with a closing price on February 3, 2016 of $0.55.

        Morgan Stanley also noted that, based on the closing price on February 3, 2016, the equity value of LeapFrog of $40 million was less than its cash balance of $53 million as of September 30, 2015.

  Discounted Analyst Price Targets Analysis

        Morgan Stanley performed an analysis on the price targets of the Class A Shares made by certain financial analysts who cover the Company. Morgan Stanley discounted such projected price targets by twelve months, with the exception of Oppenheimer, which was discounted eighteen months, using the Company's estimated cost of equity of 10.3% and calculated, based on such information, a range of potential values of $0.70 to $3.24 per share, with a median of $1.23 per share, of the Class A Shares. Morgan Stanley also noted that both the Company's 2016 estimated revenue and EBITDA, as provided by management, were expected to fall short of all analyst estimates.

  Premiums Paid Analysis

        Using publicly available information relating to cash-only transactions exceeding $50 million for U.S. target companies with less than $1.00 trading stock prices, Morgan Stanley reviewed the premiums paid in connection with such precedent transactions. Morgan Stanley noted that the one-day prior to announcement median premium for such transactions since 2005 was 38%, and the four-weeks prior to announcement median premium for such transactions since 2005 was 52%. Morgan Stanley further noted that the $1.00 Per Share Amount represented an approximately 82% premium to the February 3, 2016 close price of $0.55 per share and an approximately 61% premium to the one-month volume weighted average price.

General

        In connection with the review of the Transactions by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of LeapFrog. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to the holders of Class A Shares, of the Per Share Amount to be received by such holders of Class A Shares pursuant to the Merger Agreement, and in connection with the delivery of its oral opinion, and its subsequent written opinion, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which the Class A Shares might actually trade.

        The Per Share Amount to be received by the holder of the Class A Shares was determined through arm's-length negotiations between the Company and VTech and was approved by the Board. Morgan Stanley provided advice to the Company during these negotiations but did not, however, recommend any specific consideration to the Company, or that any specific consideration constituted the only appropriate consideration for the Transaction.

        Morgan Stanley's opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Per Share Amount or of whether the Board would have been willing to agree to a different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, VTech or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not been engaged on any financial advisory or financing assignments for VTech and have not received any fees for such services from VTech during this time. None of the Morgan Stanley professionals working for the Company have any personal direct interests in VTech or any of its affiliates.

        As compensation for its services relating to the Transactions, LeapFrog has agreed to pay Morgan Stanley a fee of approximately $4 million in the aggregate, a portion of which was paid as retainers, a portion of which was payable upon the rendering of its opinion and a portion of which is contingent upon the consummation of the Transaction. LeapFrog has also agreed to reimburse Morgan Stanley for its actual expenses incurred in performing its services. In addition, LeapFrog has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement. Morgan Stanley may seek to provide financial advisory or financing services to LeapFrog or VTech in the future and would expect to receive fees for the rendering of those services.

Intent to Tender.

        To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. An aggregate of 3,036,182 Shares, representing approximately 4.6% of the outstanding Class A Shares as of February 4, 2016, will be tendered by the Company's executive officers and directors in the Offer. See "Item 3 Past Contacts, Transactions,

Negotiations and Agreements—Arrangements between VTech and the Company's Officers and Directors—Support Agreement" for a description of the Support Agreement pursuant to which the directors and certain officers of the Company have agreed to tender.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company retained Morgan Stanley to serve as its financial advisor in connection with the Transactions and, in connection with such engagement, Morgan Stanley provided to the Board Morgan Stanley's opinion described in "Item 4—The Solicitation or Recommendation—Opinion of the Company's Financial Advisor," which is filed as Annex A hereto. The Company selected Morgan Stanley as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

        As compensation for its services relating to the Transactions, LeapFrog has agreed to pay Morgan Stanley a fee of approximately $4 million in the aggregate, a portion of which was paid as retainers, a portion of which was payable upon the rendering of its opinion and a portion of which is contingent upon the consummation of the Transaction. LeapFrog has also agreed to reimburse Morgan Stanley for its actual expenses incurred in performing its services. In addition, LeapFrog has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement. Morgan Stanley may seek to provide financial advisory or financing services to LeapFrog or VTech in the future and would expect to receive fees for the rendering of those services. Additional information pertaining to the retention of Morgan Stanley by the Company appears in "Item 4—The Solicitation or Recommendation—Opinion of the Company's Financial Advisor" and is hereby incorporated by reference into this Item 5.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, the Company's subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company's subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company's subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information to be Furnished.

        The information set forth under "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates" is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Per Share Amount, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Per Share Amount.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be April 1, 2016 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was March 3, 2016), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

  Written Demand by Record Holder

        All written demands for appraisal should be addressed to:

    LeapFrog Enterprises, Inc.
    6401 Hollis Street, Suite 100
    Emeryville, CA 94608
    Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co. a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the

Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Per Share Amount and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Per Share Amount is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither VTech nor the Company anticipates offering more than the Per Share Amount to any stockholder exercising appraisal rights, and VTech and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Per Share Amount.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Per Share Amount. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Per Share Amount, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Amount therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

        As a Delaware corporation, the Company would be subject to Section 203 of the DGCL, but the Company's Amended and Restated Bylaws provides that the Company shall not be governed by Section 203 of the DGCL.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between VTech or any of its affiliates and the Company, each of VTech and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, VTech might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and VTech might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, VTech may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Because the "size of transaction" contemplated by the Transactions is less than $78.2 million, the Transactions are not subject to the pre-merger notification requirements of the HSR Act.

        The FTC and Antitrust Division have authority to review and challenge all transactions under the antitrust laws, even those that are not reportable under the HSR Act. Thus, at any time before or after Parent's acquisition of the Company, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Transactions, or seeking the divestiture of Shares acquired by Parent or the divestiture of assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the Merger or the Transactions on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        On February 22, 2015, the Company received a request from the FTC asking the Company to voluntarily provide certain information related to the Transactions, the Company and the industry in which the Company operates as the FTC conducts a preliminary investigation into the Transactions. The Company is cooperating with the FTC's request and is in the process of providing the FTC with information and materials. In addition, the Company cannot provide any assurance that the FTC's investigation will not delay or prevent the consummation of the Transactions. The (a) Offer is conditioned upon (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the Transactions having expired or been terminated, (ii) the lack of an injunction by any governmental or regulatory authority that prohibits the consummation of the Offer, the Merger or the Transactions or (iii) any judgment, ruling, order, decree, action or legal proceeding brought by any governmental or regulatory authority that challenges the consummation of the Offer, the Merger or any of the Transactions, and (b) the Merger is conditioned upon there being no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any governmental or regulatory authority of competent jurisdiction, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which prohibits, makes illegal, or enjoins the consummation of the Merger.

Stockholder Litigation

        A consolidated shareholder derivative action captioned In re LeapFrog Enterprises, Inc. Derivative Litigation, Lead Case No. RG15757609 (the "Derivative Action") is pending in the Superior Court of California, County of Alameda, purportedly on behalf of the Company against current and former members of our board of directors and certain of our officers. The various plaintiffs in the Derivative Action, who filed their complaints between February 5 and July 13, 2015, allege that the defendants breached their fiduciary duties, committed waste, were unjustly enriched, and aided and abetted fiduciary violations by causing the Company to issue materially inaccurate financial guidance and making false and misleading statements about the Company's business between May 5, 2014 and June 11, 2015. The challenged statements at issue in the Derivative Action are substantially similar to those at issue in a securities class action lawsuit captioned In re LeapFrog Enterprises, Inc. Securities Litigation, Case No. 3:15-CV-00347-EMC, which is pending in the United States District Court for the Northern District of California against the Company and two of its officers, John Barbour and Raymond L. Arthur (the "Class Action").

        The plaintiffs in the Derivative Action seek, purportedly on behalf of the Company, an unspecified award of damages including, but not limited to, fees and costs associated with the pending Class Action, various corporate governance reforms, an award of restitution, an award of reasonable costs and expenses, including attorneys' fees, and other further relief as the Court may deem just and proper. The foregoing is a summary of the allegations in the complaints filed in the Derivative Action, and is subject to the text of the plaintiffs' complaints, which are on file with the Court. Based on a review of the plaintiffs' allegations, the Company believes that the plaintiffs have not demonstrated standing to sue on its behalf. The Court has granted the parties' stipulation to defer litigation activity, subject to certain conditions and pending certain developments in the Class Action. The Company did not consider the potential value of the Derivative Action in connection with the Merger. The Merger may extinguish the claims asserted in the Derivative Action.

        Between February 9, 2016 and February 26, 2016, seven putative stockholder class action lawsuits (collectively, the "Actions") were filed in the Superior Court of California, Alameda County against the Company, members of the Board, VTech, and Acquisition Sub. The Actions are captioned Hoppy v. LeapFrog Enterprises, Inc., No. RG16803366; Pulley v. LeapFrog Enterprises, Inc., No. RG16803657; Bernert v. LeapFrog Enterprises, Inc., No. RG16803918; Wolfe v. LeapFrog Enterprises, Inc., No. RG16803906; Roser v. LeapFrog Enterprises, Inc., No. RG16804344; Joffe v. LeapFrog Enterprises, Inc., No. RG16805374 and Segev v. LeapFrog Enterprises, Inc., No. RG16805569. The Actions generally allege that the directors breached their fiduciary duties by approving the Merger Agreement, and that VTech and Acquisition Sub aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as an accounting by defendants to plaintiffs and other members of the class for all damages allegedly caused by them and an award of the costs related to the Actions, including attorneys' and experts' fees. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). The foregoing is a summary of the complaints filed in the Actions and is qualified in its entirety by reference to the complaints, which are on file with the Court. The Company believes that the Actions lack merit and intends to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

Stockholder Approval of the Merger Not Required.

        The Company's Amended and Restated Bylaws provide that Section 203 of the DGCL shall not apply to the Company, so no stockholder vote would be applicable under that section. If Section 203 were to apply, neither VTech nor Acquisition Sub is, nor at any time during the last three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Because the Merger Agreement contemplates that the Transactions will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and Quarterly Reports on Form 10-Q for the quarters ended December 31, 2015, September 30, 2015 and June 30, 2015.

Forward-Looking Statements.

        This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed by the Company with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated March 3, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by VTech, VTech USA and Acquisition Sub on March 3, 2016 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)
Joint Press Release dated February 5, 2016 issued by VTech and the Company (incorporated by reference to Exhibit 99.1 to LeapFrog Enterprises, Inc,'s Current Report on Form 8-K, filed February 5, 2016).
(a)(1)(F)	Joint Press Release dated March 3, 2016 issued by VTech and the Company (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(G)	E-mail dated March 3, 2016 from John Barbour to LeapFrog employees.
(a)(5)(A)	Opinion of Morgan Stanley dated February 4, 2016 (included as Annex A to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of February 5, 2016, by and among VTech, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed February 5, 2016).
(e)(2)	First Amendment to the Agreement and Plan of Merger dated February 29, 2016 by and among VTech, Acquisition Sub and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Confidentiality Agreement, dated as of December 16, 2015, by and between the Company and VTech (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.05 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2011).
(e)(5)	Amended and Restated 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q, filed July 28, 2010).
(e)(6)	Form of Stock Option Agreement under the 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q, filed November 9, 2007).
(e)(7)	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q, filed November 9, 2007).
(e)(8)	Amended and Restated 2002 Non-Employee Directors' Stock Award Plan (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q, filed August 7, 2013).
(e)(9)
Form of Stock Option Agreement (Nonstatutory Stock Option) under the 2002 Non-Employee Directors' Stock Award Plan (incorporated by reference to Exhibit 10.09 to the Company's Registration Statement on Form S-1, filed July 5, 2002 (File No. 333-86898)).
(e)(10)
Form of Restricted Stock Unit Agreement under the 2002 Non-Employee Directors' Stock Award Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012).
(e)(11)	LeapFrog Enterprises, Inc. Amended and Restated 2011 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 7, 2012).
(e)(12)
Form of Stock Option Agreement under the Amended and Restated 2011 Equity and Incentive Plan (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2011).
(e)(13)
Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2011 Equity and Incentive Plan (incorporated by reference to Exhibit 10.03 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2011).
(e)(14)
Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2011 Equity and Incentive Plan (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q, filed August 7, 2013).

(e)(15)	Form of Non-Employee Directors Restricted Stock Unit Agreement under the Amended and Restated 2011 Equity and Incentive Plan (incorporated by reference to Exhibit 10.03 to the Company's Quarterly Report on Form 10-Q, filed August 7, 2013).
(e)(16)
Certain Compensation Arrangements with Named Executive Officers (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed June 15, 2015).
(e)(17)
Compensation Arrangements between the Company and its Board of Directors (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed June 15, 2015).
(e)(18)
Employment Agreement, dated as of February 27, 2011, between the Company and John Barbour (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed February 28, 2011).
(e)(19)
Amendment No. 1 to Employment Agreement, dated as of May 21, 2013, between the Company and John Barbour (incorporated by reference to Exhibit 10.04 to the Company's Quarterly Report on Form 10-Q, filed August 7, 2013).
(e)(20)
Offer Letter, dated as of May 25, 2012, by and between the Company and Gregory B. Ahearn (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q, filed August 6, 2012).
(e)(21)
Offer Letter, dated as of July 5, 2012, by and between the Company and Raymond L. Arthur (incorporated by reference to Exhibit 10.03 to the Company's Quarterly Report on Form 10-Q, filed August 6, 2012) as amended on August 5, 2015 (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed on November 9, 2015).
(e)(22)
Offer Letter, dated as of May 28, 2013, by and between the Company and Ken Adams (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed June 15, 2015).
(e)(23)
Services Agreement, dated as of September 5, 2014, between LeapFrog Toys (UK) Limited and Antony Hicks (incorporated by reference to Exhibit 10.04 to the Company's Quarterly Report on Form 10-Q, filed November 10, 2014).
(e)(24)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 5, 2016).
(e)(25)
Form of Indemnification Agreement entered into by LeapFrog Enterprises, Inc. with certain of its directors and executive officers (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2007).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: March 3, 2016

LEAPFROG ENTERPRISES, INC.
By:	/s/ RAYMOND L. ARTHUR
	Name:	Raymond L. Arthur
	Title:	Chief Financial Officer

ANNEX A
OPINION OF MORGAN STANLEY

February 4, 2016

Board of Directors
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, CA 94608-1071

Members of the Board:

        We understand that LeapFrog Enterprises, Inc. ("LeapFrog" or the "Company"), VTech Holdings Limited ("Parent") and Bonita Merger Sub, L.L.C., a wholly owned subsidiary of Parent ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of February 4, 2016 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Offer") for all outstanding shares of Class A common stock, par value $0.0001 per share (the "Class A Company Shares"), and all outstanding shares of Class B common stock, par value $0.0001 per share (the "Class B Company Shares"), of the Company for $1.00 per share in cash (the "Per Share Amount") and (ii) the subsequent merger (the "Merger" and, together with the Offer, the "Transaction") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding Class A Company Share and Class B Company Share, other than shares held in treasury or held by Parent, the Company, Acquisition Sub or any wholly owned subsidiary of Parent or the Company or as to which appraisal rights have been perfected, will be converted into the right to receive the Per Share Amount. Concurrently with the Company entering into the Merger Agreement, the executive officers and directors of the Company will enter into tender and support agreements with Parent and Acquisition Sub (the "Support Agreements"). The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Per Share Amount to be received by the holders of Class A Company Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders of Class A Company Shares.

        For purposes of the opinion set forth herein, we have:

          1)    Reviewed certain publicly available financial statements and other business and financial information of the Company;

          2)    Reviewed certain internal financial statements and other financial and operating data concerning the Company;

          3)    Reviewed certain financial projections prepared by the management of the Company;

          4)    Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

          5)    Reviewed the reported prices and trading activity for the Class A Company Shares;

          6)    Participated in certain discussions and negotiations among representatives of the Company and Parent and certain other parties and their financial and legal advisors;

          7)    Reviewed the Merger Agreement, the Support Agreements and certain related documents; and

          8)    Reviewed such other information and considered such other factors as we have deemed appropriate.

        For purposes of our opinion, we have also assumed, without independent verification or expressing any views with respect to, the accuracy of the following with respect to the Company's liquidity and strategic alternatives, based on our discussions with the Company's management:

          1)    The Company does not have sufficient sources of liquidity or financing to fund its operations in the intermediate and long term; and

          2)    The Company has no strategic alternatives to entering into a transaction involving the sale of the Company that the Company believes are more attractive to the Company than the Transaction.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the version of the Merger Agreement that is executed and delivered by the parties will not differ in any material respect from the draft thereof provided to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Per Share Amount to be received by the holders of Class A Company Shares in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        In addition, as discussed with you, we did not perform certain analyses that we would customarily prepare in connection with a fairness opinion as a result of the extraordinary circumstances of the Company described herein. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company and whether other strategic alternatives exist for the Company or if such alternatives are available. This opinion does not address the relative merits of the Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transaction. Morgan Stanley may also seek to provide financial advisory and financing services to Parent and the Company in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this Transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including without limitation, as to whether or not such holders should tender their Company Shares into the Offer.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Amount to be received by the holders of Class A Company Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders of Class A Company Shares.

Very truly yours,
MORGAN STANLEY & CO. LLC

ANNEX B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

        § 262. Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22 and 79 Del. Laws, c. 122, § 12]

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.